Grupo Financiero/Galicia



FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com


        GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
        ---------------------------------------------------------------
                       SECOND QUARTER ENDED JUNE 30, 2005
                       ----------------------------------

     >> (Buenos Aires, Argentina, Aug 10, 2005) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") ( Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2005, ended June 30, 2005.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2005
----------------------------------------------

     >> Net income for the second quarter ended June 30, 2005 was Ps. 33.0 million, or Ps. 0.027 per share, equivalent to Ps. 0.27 per ADS. This result was mainly generated by our interest in Banco de Galicia y Buenos Aires S.A. ("the Bank").

     >> During the second quarter, in order to strengthen the financial condition of its subsidiaries, Grupo Galicia, decided to forgive US$ 43 million of subordinated negotiable obligations issued by Banco Galicia Uruguay S.A ("Galicia Uruguay") and owed to Grupo Galicia.

     >> Grupo Galicia's debt forgiveness improved Galicia Uruguay's solvency as well as that of its controlling company, the Bank, because it caused a US$ 43 million increase in Galicia Uruguay's shareholders' equity, which is reflected in Banco Galicia by an increase for the same amount of its 100% equity interest in Galicia Uruguay. As a result, the effect of the debt forgiveness on Grupo Galicia's income statement was partially offset by the increase in Grupo Galicia's 93.6% equity interest in Banco Galicia.

     >> The Bank's net income for the quarter was Ps. 138.8 million, mainly as a result of the aforementioned debt forgiveness and a Ps. 69.8 million gain from the valuation adjustment of its public-sector assets.

     >> The table below shows per-share result information, based on Grupo Galicia's financial statements.

-------------------------------------------------------------------------------------------------------------------------
                                                  FY 2005             FY 2004                 six months ended at:
                                             ----------------    ----------------    ------------------------------------
Earnings per Share                                 2 Q                 2 Q
                                                 06/30/05            06/30/04            06/30/05            06/30/05
-------------------------------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)               1,241,407           1,164,451           1,241,407           1,128,429
Total Shares Outstanding (in thousands)           1,241,407           1,241,407           1,241,407           1,241,407
     Book Value per Share                             1.267               1.280               1.267               1.280
     Book Value per ADS (*)                          12.670              12.800              12.670              12.800
     Earnings per Share                               0.027               0.039               0.043              (0.036)
     Earnings per ADS (*)                             0.270               0.390               0.430              (0.360)

--------------------------------------------------------------------------------------------------------------------------

(*) 1 ADS = 10 ordinary shares


     >> Grupo Galicia's net income for the second quarter represents an annualized return of 0.80% on average assets and of 8.51% on average shareholders' equity.

-------------------------------------------------------------------------------------------------------------------------
                                                  FY 2005             FY 2004                 six months ended at:
                                             ----------------    ----------------    ------------------------------------
Profitability                                      2 Q                 2 Q
                                                 06/30/05            06/30/04            06/30/05            06/30/04
-------------------------------------------------------------------------------------------------------------------------
Return on Average Assets (*)                           0.80                1.04                0.63                (0.28)
Return on Average Shareholders Equity(*)               8.51               12.24                6.91                (5.63)

--------------------------------------------------------------------------------------------------------------------------
(*) Annualized.

NET INCOME BY BUSINESS
----------------------

     >> The table below shows a net income by business analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes such company's results and its goodwill amortization for the quarter ended March 31, 2005.

     >> The "Income from stake in Galicia Warrants" line includes such company's results and its goodwill amortization and impairment adjustment, for the second quarter.

     >> The "Other income GFG" line includes the US$ 43 million loss due to the aforementioned debt forgiveness, a Ps. 12 million one-time payment to the Bank's directors for their performance from July 2001 to December 2004, and administrative expenses for the second quarter. This line also includes the financial income from GFG holdings of the subordinated bonds issued by the Bank.

>> The "Income Tax" line shows the positive effect of the recovery of the deferred tax liability related to the subordinated negotiable obligations issued by Galicia Uruguay.

------------------------------------------------------------------------------------------------------------------------------------
Net Income by Business                                                FY 2005                              six months ended at:
                                                        -----------------------------------     ------------------------------------
                                                                 2nd. Q           1st. Q            06/30/05             06/30/04
------------------------------------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.6%)                     129.8                15.9               145.7               (20.0)
Income from stake in Net Investment (87.5%)                      0.5                (1.5)               (1.0)               (1.1)
Income from stake in Sudamericana Holding (87.5%)                1.5                 3.5                 5.0                (3.1)
Income from stake in Galicia Warrants (87.5%)                   (0.4)                0.1                (0.3)               (0.1)
Income from stake in Galval (100%)                              (0.1)               (0.2)               (0.3)                  -
Adjustment result by deferred tax in subsidiary companies       (6.1)                  -                (6.1)              (20.3)
Other income GFG                                              (133.9)                4.1              (129.8)                9.1
Income tax                                                      41.60               (1.7)               39.9                (5.4)

Net income for the period                                       33.0                20.2                53.2               (40.9)
------------------------------------------------------------------------------------------------------------------------------------





CONFERENCE CALL

On Thursday, Aug 18, 2005, at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2651

If you are unable to participate in the call, a replay will be available from Thursday, Aug 18, 2005, at 2:00 P.M. Eastern Standard Time until Monday, Aug, 22, 2005, at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code:
8741224.











--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.
-----------------------------





SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)


                                                                                          In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
                                                                      06/30/05   03/31/05    12/31/04     09/30/04     06/30/04
------------------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                                                959.6       941.4       988.7      1,107.7        979.5
GOVERNMENT AND CORPORATE SECURITIES                                  5,615.6     5,857.2     5,534.1      5,266.3      5,694.9
LOANS                                                                9,442.3     8,981.0     8,438.2      7,975.0      7,962.2
OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                            6,904.7     6,506.4     6,697.7      6,609.9      6,234.6
EQUITY IN OTHER COMPANIES                                               82.7        83.3        82.8         81.3         80.8
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                                1,214.3     1,274.8     1,287.2      1,315.9      1,340.6
OTHER ASSETS                                                           508.1       674.5       621.9        592.3        490.3
TOTAL ASSETS                                                        24,727.3    24,318.6    23,650.6     22,948.4     22,782.9

DEPOSITS                                                             7,531.0     7,469.1     6,756.9      6,101.3      6,017.6
- Non-Financial Govemment Sector                                        81.0       130.4       131.9         23.2         11.4
- Financial Sector                                                       5.7        21.9        17.2         23.1         19.7
- Non-Financial Private Sector and Residents Abroad                  7,444.3     7,316.8     6,607.8      6,055.0      5,986.5
  - Current Accounts                                                 1,474.2     1,286.3     1,192.4      1,072.8      1,068.5
  - Savings Accounts                                                 1,953.0     1,954.7     1,638.7      1,608.7      1,472.1
  - Time Deposits                                                    3,738.3     3,683.7     3,415.8      2,967.4      2,798.6
  - Investment Accounts                                                  0.3         0.3         0.4          0.5          0.3
  - Other                                                              184.2       300.5       280.2        309.5        477.8
  - Accrued interest and quotation diferences payable                   94.3        91.3        80.3         96.1        169.2

OTHER BANKS AND INTERNATIONAL ENTITIES                                 953.0       962.3       963.6        971.4      1,036.6
NEGOTIABLE OBLIGATIONS                                               3,468.8     3,728.4     3,728.7      3,733.3      3,822.9
OTHER LIABILITIES                                                   11,064.0    10,498.7    10,568.4     10,477.0     10,209.4
MINORITY INTERESTS                                                     137.8       120.4       113.5        110.2        107.9
TOTAL LIABILITIES                                                   23,154.6    22,778.9    22,131.1     21,393.2     21,194.4
SHAREHOLDERS' EQUITY                                                 1,572.7     1,539.7     1,519.6      1,555.2      1,588.5

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                              2.02        4.03        1.24         1.45         2.16
Wholesale Price Index (%)(**)                                           1.32        2.17        0.25         3.75         2.11
C.E.R. (%)(**)                                                          2.71        3.10        1.10         1.45         2.08
Exchange Rate ($/U$S) (***)                                           2.8908      2.9233      2.9738       2.9825       2.9607

(*) Grupo Financiero Galicia SA, consolidated with subsidiary companies (Art.33
 - Law 19550).
(**) Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Communique "A" 3500 -
 Reference Exchange Rate

Grupo Financiero Galicia S.A
----------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                                                In millions of pesos
------------------------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                             06/30/05   03/31/05    12/31/04    09/30/04     06/30/04
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                                           628.9       532.5       238.1       375.6        488.4
- Interest on Cash and Due from Banks                                        0.0         0.0         0.0         0.0          0.0
- Interest on Loans to the Financial Sector                                  0.9         0.7         1.1         1.3          0.9
- Interest on Overdrafts                                                     9.0         8.3        12.4         3.7          5.4
- Interest on Notes                                                         23.1        28.3        21.9        28.6         26.6
-Interest on Mortgage Loans                                                 18.5        22.6        16.7        17.0         16.9
- Interest on Pladge Loans                                                   2.5         2.2         2.1         2.0          1.6
- Interest on Credit Card loans                                             56.2        49.6        43.3        40.2         41.6
- Interest on Other Loans                                                    7.1         5.7         7.4         7.3          5.9
- Net Income from Government and Corporate Securities                      128.9        25.1       (76.3)       18.4         55.0
- On Other Receivables Resulting from Financial Brokerage                   39.0        39.8        32.2        26.5         15.6
- Net Income from Guaranteed Loans-Decree 1387/01                           48.0        48.5        47.6        47.7         45.7
- Adjustment by application of adjusting index                             283.0       280.5       114.9       151.0        181.4
- Adjustment by application of CVS                                           0.0         0.0         0.1        (0.1)         9.5
- Other                                                                     12.7        21.2        14.7        32.0         82.3

FINANCIAL EXPENSES                                                         451.0       456.7       301.7       308.6        273.9
- Interest on Demand Accounts Deposits                                       3.4         2.9         1.9         1.4          1.1
- Interest on Saving Accounts Deposits                                       1.2         1.1         1.0         1.0          0.9
- Interest on Time Deposits                                                 30.5        28.0        25.9        21.8         17.6
- Interest on Loans from Financial Sector                                    1.0         0.9         1.1         1.5          2.2
- For other Liabilities resulting from Financial Brokerage                  73.7        56.4        62.7        51.5         10.1
- Other interest                                                            75.7        90.8       113.9        76.7         67.2
-Net Income from Govemment and Corporate Securities                          0.0         0.0         7.0         0.0          0.0
- Adjustment by application of adjusting index                             261.1       252.5       107.4       141.4        171.0
- Other                                                                      4.4        24.1       (19.2)       13.3          3.8

GROSS BROKERAGE MARGIN                                                     177.9        75.8       (63.6)       67.0        214.5

PROVISIONS FOR LOAN LOSSES                                                  22.8        18.2        73.9        19.7         41.0

INCOME FROM SERVICES, NET                                                  135.1       116.1       121.3       107.5        107.2

ADMINISTRATIVE EXPENSES                                                    196.0       165.9       171.2       147.8        158.0
- Personnel Expenses                                                        97.6        85.5        85.6        74.3         70.0
- Directors' and Syndics' Fees                                               1.4         1.5         1.6         0.9          0.8
- Other Fees                                                                 8.9         5.2         5.6         4.6          5.3
- Advertising and Publicity                                                 18.7         9.7        12.9         6.9          9.8
- Taxes                                                                      6.9         9.4         9.0         9.0         14.6
- Other Operating Expenses                                                  44.8        42.6        44.5        43.4         45.5
- Other                                                                     17.7        12.0        12.0         8.7         12.0

MINORITY INTEREST                                                          (15.1)       (6.9)       (2.3)       (2.3)       (12.9)

INCOME FROM EQUITY INVESTMENTS                                               0.4         2.2         0.7         2.3         (1.3)

NET OTHER INCOME                                                           (73.1)        33.4      168.6       (19.3)       (56.8)

INCOME TAX                                                                 (26.6)        16.3       15.3        21.0          6.3

NET INCOME                                                                  33.0         20.2      (35.7)      (33.3)        45.4
------------------------------------------------------------------------------------------------------------------------------------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 -
 Law 19550).

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